Exhibit 99.(k)(3)

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is made this 9th day of July, 2025, by and between EP Private Capital Fund I, a Delaware statutory trust (the “Fund”), and Eagle Point Credit Management LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is a non-diversified, closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund has retained the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in the investment advisory agreement, dated July 9, 2025, entered into between the Fund and the Adviser, as may be amended or restated (the “Investment Advisory Agreement”); and

WHEREAS, the Fund and the Adviser have determined that it may be appropriate and in the best interests of the Fund for the Adviser to pay certain expenses of the Fund, as set forth herein;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. Expense Limitation

For so long as this Agreement remains in effect, the Adviser or any affiliate of the Adviser will pay, directly or indirectly, Fund operating expenses or waive fees due by the Fund to the Adviser or affiliates of the Adviser to cap ordinary operating expenses of the Fund (excluding the base management fee, the incentive fee, organizational expenses, fees associated with leverage (such as interest/dividend payments and other fees on borrowings and preferred shares), registration and other regulatory fees, taxes, and extraordinary expenses (as determined in the sole discretion of the Adviser) (each, an “Expense” and any payment of an Expense by the Adviser or any affiliate of the Adviser, an “Expense Limitation Payment”)), per annum of the Fund’s average net assets, as measured at the end of each fiscal year, as follows.

Average Net Assets	Ordinary Operating Expenses Cap (“Expense Cap”)
Less than $100 million	0.80%
$100 million up to $300 million	0.50%
$300 million and greater	0.40%

In connection with any Expense Limitation Payment, the Adviser may deliver a notice in the form of Appendix A to this Agreement. The Adviser may pay Expenses directly, reimburse the Fund for such Expenses incurred and paid, or waive a portion of all fees due to the Adviser under the Investment Advisory Agreement or any affiliate of the Adviser during each quarterly calculation period.

2. Termination and Survival

(a)	This Agreement shall become effective as of the date of this Agreement.

(b)	This Agreement shall automatically terminate in the event of (i) the termination by the Fund of the Investment Advisory Agreement; (ii) the Board of Trustees of the Fund makes a determination to dissolve or liquidate the Fund; or (iii) an initial public offering or other listing of the Fund’s common shares of beneficial interest on a national securities exchange, a sale of all or substantially all of the Fund’s assets or a transaction or series of transactions, including by way of merger, consolidation recapitalization, reorganization, or sale of stock, in each case for consideration of either cash and/or publicly listed securities of the acquirer.

(c)	Sections 2 and 3 of this Agreement shall survive any termination of this Agreement.

3. Miscellaneous

(a)	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)	Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Fund is a registered investment company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Agreement and Declaration of Trust or By-Laws, as each may be amended or restated, or to relieve or deprive the Board of Trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

(d)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(f)	This Agreement may be amended in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

EP PRIVATE CAPITAL FUND I

By:	/s/ Lena Umnova
Name: Lena Umnova
Title: Chief Financial Officer

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth Onorio
Name: Kenneth Onorio
Title: Chief Financial Officer

[Signature Page to Expense Limitation Agreement]

Appendix A

Form of Notice of Expense Limitation Payment or Reimbursement

☐ Expense Limitation Payment

Expense Limitation Payment Effective Date:	__

Expense Limitation Payment Amount:	__

☐ Reimbursement Payment

Reimbursement Effective Date:	__

Reimbursement Amount:	__